UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

MERGER OF VITA IT COMÉRCIO E SERVIÇOS DE SOLUÇÕES EM TI LTDA. WITH TELEFÔNICA INFRAESTRUTURA E SEGUDANÇA LTDA.

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), in compliance with CVM Resolution No. 44, of August 23, 2021, and CVM Resolution No. 80, of March 29, 2022, communicates to its shareholders and the market in general that, on this date, its fully owned indirect subsidiary Telefônica Infraestrutura e Segurança Ltda. (“TIS”), merged with Vita It Comércio e Serviços de Soluções em TI Ltda. (“Vita It”), a company fully owned by TIS (“Merger”).

Vita It is a solutions integrator for companies of all different sizes that provides professional and managed networking services, whilst also reselling hardware and software within the same segment.

This Merger strengthens the Company’s position in the networking market, while allowing for greater operational efficiency and additional scale, as well as the standardized provisioning of certain information technology services.

The Company highlights that the Merger will not affect activities previously performed by Vita It and that the “Vivo Vita” brand will continue to exist and be used by TIS.

São Paulo, November 30, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

Website: ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 30, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director